UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sucampo Pharmaceuticals, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

864909106

(CUSIP Number)

David N. Oakey, Esquire

McGuireWoods LLP

800 East Canal Street

Richmond, VA 23219

(804) 775-1022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS. S&R Foundation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 52-2284478
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION District of Columbia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,800,566
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,800,566
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,800,566
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON CO

Item 1.	Security and Issuer.

This Schedule 13D relates to the Class A common stock, par value $0.01 (the “Shares”), of Sucampo Pharmaceuticals, Inc. (the “Issuer”). The address of the Issuer’s principal executive offices is 850 King Farm Boulevard, Suite 550, Rockville, Maryland 20850.

Item 2.	Identity and Background.

This Schedule 13D is being filed by S&R Foundation, a non-profit corporation organized under the laws of the District of Columbia (the “Foundation”). The address of the Foundation’s principal office is 1623 28th Street, NW, Washington, D.C. 20007. The Foundation’s mission is to support talented individuals with great potential and high aspirations in the arts, sciences, and social entrepreneurship, especially those who are furthering international cultural collaboration. In furtherance of its mission, the Foundation sponsors annual award programs, hosts events and works with its partners to encourage scientific and artistic innovation and to promote cultural and personal growth.

During the last five years, the Foundation has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, the Foundation has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Certain information concerning the executive officers and directors of the Foundation (the “Listed Persons”) required by this item is provided on Schedule A attached hereto and is incorporated herein by reference. To the Foundation’s knowledge, during the last five years, none of the Listed Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares held by the Foundation were received from S&R Technology Holdings, LLC (“S&R Technology”) in a series of gift transactions.

Item 4.	Purpose of Transaction.

On January 16, 2015, the Issuer filed a Registration Statement on Form S-3 (the “Registration Statement”) relating to the resale of up to 3,800,566 Shares held by the Foundation, up to 21,460,802 Shares held by S&R Technology Holdings, LLC (“S&R Technology”), up to 353,530 Shares held by Ryuji Ueno (“Dr. Ueno”) and up to 60,357 Shares held by Sachiko Kuno (“Dr. Kuno” and, together with the Foundation, S&R Technology and Dr. Ueno, the “Selling Stockholders”). The Registration Statement provides for the Selling Stockholders to, from time to time, sell, transfer or otherwise dispose of any or all of the Shares noted above on any stock exchange, market or trading facility on which the Shares are traded or in private transactions.

The Registration Statement was filed pursuant to the terms of a registration rights agreement entered into by the Issuer and the Selling Stockholders on January 15, 2015. Under the terms of the registration rights agreement, the Issuer must use commercially reasonable efforts to maintain the effectiveness of the Registration Statement until the earliest of (i) the date on which all of the Shares covered by the Registration Statement have been disposed of, (ii) January 27, 2017 (or an earlier date depending on the Issuer’s ability to use and maintain the effectiveness of a Form S-3 registration statement), or (iii) the date on which the Shares may be sold without restriction under Rule 144. The Issuer may, however, suspend the use of the prospectus included in the Registration Statement for up to 90 days in certain circumstances. In addition, the Issuer may, in certain circumstances, require the Selling Stockholders to refrain from selling or distributing any Shares under the Registration Statement or otherwise for a period of up to 180 days.

The Foundation sold 3,000,000 Shares at a public offering price of $14.00 per share in an underwritten public offering that closed on March 31, 2015.

Except as indicated above, the Foundation has no present plans or proposals which relate to, or would result in, any one or more of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Dr. Kuno, one of the Foundation’s directors and its President and Chief Executive Officer, is a member of S&R Technology, which is wholly owned by Dr. Kuno and her husband, Dr. Ueno. S&R Technology currently holds approximately 40% of the outstanding Shares. Given its status as a significant shareholder, representatives of S&R Technology may, from time to time, engage in discussions with the Issuer regarding the Issuer’s corporate strategy and general business activities.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, the Foundation beneficially owns 2,800,566 Shares, which represents approximately 6.2% of the outstanding Shares. This percentage calculation is based on the total number of Shares reported as issued and outstanding in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 4, 2015. The number of Shares beneficially owned by the Listed Persons is set forth on Schedule A and is incorporated herein by reference.

(b) The Foundation has sole voting and dispositive power with regard to the Shares described in Item 5(a) above. The nature of the Listed Persons’ beneficial ownership of Shares is set forth on Schedule A and is incorporated herein by reference.

(c) Neither the Foundation nor any of the Listed Persons has engaged in any transactions during the past 60 days.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The first three paragraphs of Item 4 above are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1.1 -	Registration Rights Agreement, dated as of January 15, 2015, by and among the Issuer and the Selling Stockholders (incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form S-3 filed January 16, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2016

S&R FOUNDATION

By:	/s/ Sachiko Kuno
Name: Sachiko Kuno
Title: President and CEO

Schedule A

Name	Position and Present Principal Occupation	Shares Owned
Dr. Sachiko Kuno	Director, President and CEO, S&R Foundation Member, S&R Technology Holdings, LLC	21,075,255	[1]
Kei Tolliver	Assistant Secretary and Treasurer, S&R Foundation	56,800	[2]
Marianne F. Chaconas	Director and Vice President, S&R Foundation	0
Douglas W. Charnas	Director and Secretary/Treasurer, S&R Foundation Partner, McGuireWoods LLP	0

Other than Dr. Kuno and Ms. Tolliver, both of whom are citizens of Japan, each of the persons listed above is a citizen of the United States.

The principal business address for each of the persons listed above is c/o S&R Foundation, 1623 28th Street, NW, Washington, D.C. 20007.

1.	Includes 18,274,689 Shares held by S&R Technology. Dr. Kuno disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein. Also includes 2,800,566 Shares held by the Foundation. Dr. Kuno disclaims beneficial ownership of these shares.
2.	Includes 1,800 Shares held by Ms. Tolliver and options to acquire an additional 55,000 Shares.